December 8, 2006

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Sonic Foundry, Inc.
Registration Statement on Form S-3
Filed on November 25, 2006
File No. 333-138769

Ladies and Gentlemen:

This letter responds to Ms. Barbara Jacobs letter of December 7, 2006 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the registration statement identified above (the “Registration Statement”). For your convenience, we have incorporated your letter into our response. Today, we filed Amendment No. 1 to the Registration Statement and are sending you three copies of the Registration Statement, via overnight courier, marked to show changes such as dates. These changes are non-substantive, as the Commission did not suggest any substantive revisions to the main portion of the Registration Statement.

1.	Please advise us as to how you made your determination regarding your eligibility to file on Form S-3. Refer to General Instruction B.1 of Form S-3. We note that the cover of the Form 10-K that was filed on November 16, 2006 indicates that the aggregate market value of your stock held by non-affiliates was approximately $63,200,000, a figure that is less than the $75 million that needs to be met to allow the company to conduct a primary shelf offering on Form S-3.

The aggregate market value of the voting and non-voting common equity held by non-affiliates was calculated by reference to the “Instruction” to General Instruction B.1 of Form S-3. The referenced “Instruction” requires the registrant to determine the aggregate market value of the registrant’s outstanding voting and non-voting common equity by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity in the principal market for such common equity as of a date within 60 days prior to the date of filing. The Company’s

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non-affiliates hold 27,446,124 shares of common stock; the last sale price of the Company’s common stock on December 7, 2006, the date of the staff’s letter, was $3.71; and the last sale price of the Company’s common stock November 15, 2006, the business day immediately preceding the date of filing, was $3.84. As a result, the aggregate market value of the Company’s common stock held by non-affiliates on December 7, 2006 was $101,825,000, and the aggregate market value of the Company’s common stock held by non-affiliates on November 15, 2006 was $105,393,000. Both numbers exceed the $75,000,000 of non-affiliate market value that needs to be met to allow the Company to conduct a primary shelf offering on Form S-3

2.	We note that Part III of your Form 10-K for the fiscal year ended September 30, 2006 has not yet been filed. Please ensure that Part III of your Form 10-K is filed before the effective date of the current registration statement on Form S-3. Refer to CF Tel. Interp. H6.

The Company filed a Form 10-K/A immediately prior to the filing of this Amendment which contains the Part III information. That document is now incorporated by reference in the “Information Incorporated by Reference” section of the Registration Statement.

3.	Please file the initial legality opinion with your next amendment. As a general rule, counsel’s signed opinion must be filed as an exhibit to the registration statement before it is declared effective.

The legality opinion has been filed with this amendment.

If you have any questions regarding the foregoing, please direct them to the undersigned at the address and phone number set forth above.

Sincerely,

/s/ Kenneth A. Minor
Kenneth A. Minor Chief Financial Officer

cc:	James R. Stern, Esq.